EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For the Three Months Ended
	March 31, 2014	March 31, 2013
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during period	1,035,213,567	1,113,674,384
Add – Incremental shares under stock-based compensation plans	5,433,316	8,872,513
Add – Incremental shares associated with contingently issuable shares	1,123,266	1,448,276
Number of shares on which diluted earnings per share is calculated	1,041,770,149	1,123,995,173

Net income on which basic earnings per share is calculated (millions)	$2,384	$3,032

Net income applicable to contingently issuable shares (millions)	─	─

Net income on which diluted earnings per share is calculated (millions)	$2,384	$3,032

Earnings per share of common stock:

Assuming dilution	$2.29	$2.70

Basic	$2.30	$2.72

Stock options to purchase 19,129 shares were outstanding as of March 31, 2014, but were not included in the computation of diluted earnings per share because the options' exercise price during the period was greater than the average market price of the common shares, and, therefore, the effect would have been antidilutive. There were no stock options outstanding as of March 31, 2013 that were considered antidilutive.

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